Investor Relations

Holcim Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549



Mail Stop 3-9



Zurich, July 31, 2007

File N° 82-4093

Dear Sirs,

Please find enclosed:

- Media Release:
  Holcim succeeds in bid for minority shares of St. Lawrence Cement
  (2 pages)

With kind regards,

B. Fuchs

Beate Fuchs

Encl.: mentioned

Strength. Performance. Passion.

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, JAPAN AND THE EUROPEAN ECONOMIC AREA

July 31, 2007

Media Release

Holcim succeeds in bid for minority shares of St. Lawrence Cement

Holcim's offers to the minority shareholders of St. Lawrence Cement Group Inc. (SLC) to acquire all outstanding shares have been successful. 14,269,360 class A subordinate voting shares have been tendered to Holcim. This represents approximately 94.48 percent of these shares held by the minority shareholders. Furthermore, 555,969 class 1 special shares – representing 100 percent of the class 1 special shares – have been tendered. Hence, the minimum tender conditions of the offers are fulfilled. Holcim has instructed the Depositary for the offers, CIBC Mellon Trust Company, to take up all tendered class A subordinate voting shares and class 1 special shares.

Upon taking up these securities, Holcim will own 25,974,534 class A subordinate voting shares (representing approximately 96.89 percent of this share class) and 100 percent of the class 1 special shares. Payment to the shareholders will be made by the Depositary as soon as reasonably practicable.

Holcim intends to acquire all class A shares not tendered to the offer pursuant to a compulsory acquisition transaction under the Canada Business Corporations Act.

Upon successful completion of such acquisition, Holcim intends to de-list the class A subordinate voting shares from the Toronto Stock Exchange.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

St. Lawrence Cement Group is a leading producer and supplier of products and services for the construction industry, namely cement, concrete, aggregates and construction. The company operates in Canada and on the eastern seaboard of the United States, and employs a total of 3,300 people.

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This media release is also available in French and German.

File N° 82-4093

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87
* * * * * * *
Internet: www.holcim.com

Cautionary Note:
This document contains "forward-looking statements" regarding the offer of the Holcim Group to purchase all of the class A subordinate voting shares of St. Lawrence Cement ("SLC") not already owned by the Holcim Group and all of the class 1 special shares of SLC, including statements regarding the terms and conditions of the proposed offer. Readers are cautioned not to place undue reliance on forward-looking statements. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that the Holcim Group will not proceed with a formal offer or its offer will be unsuccessful for any reason.

The forward-looking statements contained in this document are made as of the date of this document and the Holcim Group and SLC do not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

Legal Notice:
This release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Shareholders are advised to review any relevant documents that may be filed with securities regulatory authorities by the Holcim Group and SLC because they contain important information, including full details of the proposal and its terms and conditions.

END